EXHIBIT 99.1

Brookfield Business Partners Completes Sale of BGIS

BROOKFIELD NEWS, May 31, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with its institutional partners (collectively “Brookfield”), today announced that it has closed the previously announced sale of BGIS, a leading global provider of facilities management services, to CCMP Capital Advisors, LP for approximately $1 billion.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than US$365 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: +1 212 618 3457 Email: alan.fleming@brookfield.com